                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        INFINITY BROADCASTING CORPORATION

                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   456 62S10 2

                                 (CUSIP Number)

    Bill M. Beverage, 2502 North Black Canyon Highway, Phoenix, Arizona 85009
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 2 of 10 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Arturo R. Moreno

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]

                                                                     (b)[  ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                                    OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [  ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.

--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           35,552,103
         OWNED BY             --------------------------------------------------
      EACH REPORTING           8     SHARED VOTING POWER
        PERSON WITH
                                              4,354,245
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                              35,552,103
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                              4,354,245
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           39,906,348

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           10.1%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 3 of 10 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BRN Properties Limited Partnership

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]

                                                                     (b)[  ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                                    OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [  ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arizona

--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           5,151,582
         OWNED BY             --------------------------------------------------
      EACH REPORTING           8     SHARED VOTING POWER
       PERSON WITH
                                               -0-
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                               5,151,582
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           5,151,582

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           1.4%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 4 of 10 Pages

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carole D. Moreno

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]

                                                                     (b)[  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                                     N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         [  ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.

--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                -0-
         OWNED BY             --------------------------------------------------
           EACH                8     SHARED VOTING POWER
        REPORTING
          PERSON                               4,291,745
           WITH               --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                                    -0-
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                               4,291,745
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            4,291,745

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]


--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             1.2%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                            IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 5 of 10 Pages

The following statement on Schedule 13D (the "Schedule 13D") is being filed by Arturo R. Moreno, BRN Properties Limited Partnership and Carole D. Moreno.

ITEM 1.           SECURITY AND ISSUER.

           This statement relates to the Class A common stock, $0.01 par value per share (the "Class A Common Stock"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"), whose principal office is located at 40 West 57th Street, New York, New York 10019.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Name:

                  (1)      Arturo R. Moreno

                  (2) BRN Properties Limited Partnership, a limited partnership formed under the laws of the State of Arizona ("BRN Properties"). BRN Properties is Mr. Moreno's family limited partnership, and its sole business is the ownership of Class A Common Stock and other securities. Mr. Moreno is the sole general partner of BRN Properties. Mr. Moreno disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by BRN Properties, except to the extent of his partnership interest.

                  (3)      Carole D. Moreno

         (b)      Residence or business address:

                  (1) Mr. Moreno: 2502 North Black Canyon Highway, Phoenix, Arizona 85009.

                  (2) BRN Properties: 2502 North Black Canyon Highway, Phoenix, Arizona 85009.

                  (3) Mrs. Moreno: 2502 North Black Canyon Highway, Phoenix, Arizona 85009.

         (c)      Principal Occupation:

                  (1) Mr. Moreno is Chief Executive Officer of Outdoor Systems, Inc., a wholly owned subsidiary of the Issuer, and, as of December 9, 1999, a director of the Issuer.

                  (2)      N/A.

                  (3)      N/A.

         (d) None of Mr. Moreno, BRN Properties or Mrs. Moreno has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Mr. Moreno, BRN Properties or Mrs. Moreno has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Both Mr. Moreno and Mrs. Moreno are citizens of the United States. BRN Properties is formed under the laws of the State of Arizona.

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 6 of 10 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Except for 5,000 shares of Class A Common Stock acquired by Mr. and Mrs Moreno as joint tenants prior to the Merger (as described below), Mr. Moreno, BRN Properties and Mrs. Moreno acquired their shares of Class A Common Stock on December 7, 1999 in connection with the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 27, 1999, as amended (the "Merger Agreement"), among the Issuer, Outdoor Systems, Inc. ("OSI") and Burma Acquisition Corp. ("Subsidiary"). Pursuant to the Merger Agreement, Subsidiary merged with and into OSI (the "Merger"), with OSI surviving the Merger as a wholly owned subsidiary of the Issuer. At the effective time of the Merger, (i) each share of the common stock, $0.01 par value per share ("OSI Common Stock"), of OSI was converted into the right to receive 1.25 fully paid and non-assessable shares of Class A Common Stock and cash in lieu of fractional shares and (ii) each outstanding option to purchase shares of OSI Common Stock was converted into an option to purchase that number of shares of Class A Common Stock that equals the number of shares of OSI Common Stock subject to the stock option, multiplied by 1.25, at an exercise price equal to the pre-Merger exercise price divided by 1.25.

           Mr. and Mrs. Levine acquired 5,000 shares of Class A Common Stock as joint tenants prior to the Merger, which were acquired with personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

           As described in Item 3 above, except for 5,000 shares of Class A Common Stock acquired by Mr. and Mrs. Moreno as joint tenants prior to the Merger, Mr. Moreno, BRN Properties and Mrs. Moreno acquired their shares of Class A Common Stock beneficially owned by them pursuant to the Merger. Mr. Moreno, BRN Properties and Mrs. Moreno hold the shares for investment purposes.

           None of Mr. Moreno, BRN Properties or Mrs. Moreno have any present plans or proposals that relate to or would result in:

           a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that Mr. Moreno and William S. Levine became directors of the Issuer on December 9, 1999 as provided in the Merger Agreement;

           e. Any material change in the present capitalization or dividend policy of the Issuer;

           f. Any other material change in the Issuer's business or corporate structure;

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 7 of 10 Pages

           g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          j. Any action similar to any of those enumerated above.

         Mr. Moreno, BRN Properties and Mrs. Moreno, however, reserve the right to take future actions that may have any of the consequences described above, to acquire additional securities of the Issuer, to dispose of any such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent Mr. Moreno deems advisable in light of his overall investment strategy, market conditions, the Issuer's business prospects and any other factors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

           (a)(b) Of the 35,552,103 shares of Class A Common Stock as to which Mr. Moreno is indicated as having sole voting and dispositive power, (i) 8,537,075 shares are owned by Mr. Moreno directly,
                  (ii) 5,151,582 shares are held of record by BRN Properties and
                  (iii) 21,863,446 shares may be purchased by Mr. Moreno pursuant to options issued by the Issuer that are currently exercisable or that become exercisable within 60 days of the date hereof.

                  The 4,354,245 shares of Class A Common Stock as to which Mr. Moreno is indicated as having shared voting power consist of
                  (i) 4,291,745 shares held by Mr. and Mrs. Moreno as joint tenants and (ii) 62,500 shares held by The Moreno Family Foundation (the "Moreno Family Foundation"), a charitable organization.

                  Mr. Moreno disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by BRN Properties, except to the extent of his partnership interest. Mr. Moreno is President and a member of the Board of Directors of the Moreno Family Foundation and, by virtue of such position, may be deemed to share voting and dispositive power over the shares held by it. Mr. Moreno disclaims beneficial ownership of the shares held by the Moreno Family Foundation.

                  Mr. Moreno does not have voting or dispositive power over 1,923,077 shares of Class A Common Stock held of record by that certain rabbi trust (the "Rabbi Trust") reflected in the Trust Agreement, dated as of December 6, 1999 (the "Trust Agreement"), by and among the Issuer, UBS Trust Company, Mr. Moreno and William S. Levine. William S. Levine serves as Independent Administrator to the Rabbi Trust and has the sole power to direct the trustee of the Rabbi Trust as to any voting rights exercisable with respect to the shares of Class A Common Stock held of record by the Rabbi Trust.

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 8 of 10 Pages


           (c) None of Mr. Moreno, BRN Properties or Mrs. Moreno effected any transactions in Class A Common Stock of the Issuer in the last 60 days.

           (d)    N/A.

           (e)    N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Mr. Moreno, BRN Properties and Mrs. Moreno are parties to a Stockholders Agreement (the "Infinity Stockholders Agreement"), dated as of May 27, 1999, as amended as of July 15, 1999, among the Issuer, Mr. Moreno, William
S. Levine, a director and stockholder of the Issuer, Mrs. Moreno, BRN Properties and Levine Investments Limited Partnership. The Infinity Stockholders Agreement was entered into concurrently and in connection with the Merger Agreement. Pursuant to the Infinity Stockholders Agreement, Mr. Moreno, BRN Properties and Mrs. Moreno agreed to the following transfer restrictions on their shares of Class A Common Stock received in the Merger or that may be acquired upon the exercise of stock options assumed by the Issuer in connection with the Merger:

           (a) for the first year after December 7, 1999, Mr. Moreno, BRN Properties and Mrs. Moreno may not transfer a total number of shares having a fair market value in excess of $100 million in the aggregate for the three of them;

           (b) for the second year following December 7, 1999, Mr. Moreno, BRN Properties and Mrs. Moreno may not transfer a number of shares in excess of the sum of (x) 50% of the total number of shares held by Mr. Moreno, BRN Properties and Mrs. Moreno on December 7, 2000 plus (y) a total number of shares having a fair market value equal to $100 million in the aggregate, to the extent that the $100 million availability was not utilized in the first year.

           Exceptions to these transfer restrictions permit Mr. Moreno, BRN Properties and Mrs. Moreno to pledge additional shares up to a maximum number of shares with a fair market value which, when added to the then fair market value of other shares pledged after December 7, 1999, will not exceed $100 million in the aggregate for the three of them. All transfer restrictions terminate on December 7, 2001.

         Mr. Moreno, BRN Properties and Mrs. Moreno are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 7, 1999, among the Issuer, Mr. Moreno, William S. Levine, a director and stockholder of the Issuer, Mrs. Moreno, BRN Properties and Levine Investments Limited Partnership. The Registration Rights Agreement provides for certain registration rights with respect to shares of Class A Common Stock issued to Mr. Moreno, BRN Properties and Mrs. Moreno in the Merger.

         Mr. Moreno is a party to the Trust Agreement, which provides for, among other things, the deposit in the Rabbi Trust of 1,923,077 shares of Class A Common Stock.

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 9 of 10 Pages

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

           99.1 Joint Filing Agreement dated as of December 17, 1999, by and between Arturo R. Moreno, Carole D. Moreno and BRN Properties Limited Partnership.

           99.2 Stockholders Agreement, dated as of May 27, 1999, among the Issuer, William S. Levine, Arturo R. Moreno, Carole D. Moreno, Levine Investments Limited Partnership and BRN Properties Limited Partnership (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, dated June 3, 1999, of Outdoor Systems, Inc.).

           99.3 Amendment No. 1 to the Stockholders Agreement, dated as of July 15, 1999, among the Issuer, William S. Levine, Arturo R. Moreno, Carole D. Moreno, Levine Investments Limited Partnership and BRN Properties Limited Partnership (Incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement No. 333-88363 on Form S-4 filed on October 4, 1999).

           99.4 Form of Registration Rights Agreement (Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K, dated June 3, 1999, of Outdoor Systems, Inc.).

           99.5 Trust Agreement, dated as of December 6, 1999, by and among Infinity Broadcasting Corporation, UBS Trust Company, Arturo
                  R. Moreno and William S. Levine (Incorporated by reference to
                  Exhibit 99.2 to Schedule 13D filed by William S. Levine with the Commission on December 17, 1999).

                                  SCHEDULE 13D

CUSIP No. 456 62S 10 2                                       Page 10 of 10 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date:  December 17, 1999

                                          /s/ ARTURO R. MORENO
                                          -------------------------------------
                                                   Arturo R. Moreno

                                          /s/ CAROLE D. MORENO
                                          -------------------------------------
                                                   Carole D. Moreno

                                          BRN PROPERTIES LIMITED PARTNERSHIP

                                          By: /s/ ARTURO R. MORENO
                                              ---------------------------------
                                                   Arturo R. Moreno
                                                   General Partner

                                  EXHIBIT INDEX

           Number          Description
           ------          -----------
           99.1            Joint Filing Agreement dated as of December 17, 1999,
                           by and between Arturo R. Moreno, Carole D. Moreno and
                           BRN Properties Limited Partnership.

           99.2 Stockholders Agreement, dated as of May 27, 1999, among the Issuer, William S. Levine, Arturo R.
                           Moreno, Carole D. Moreno, Levine Investments Limited
                           Partnership and BRN Properties Limited Partnership
                           (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, dated June 3, 1999, of
                           Outdoor Systems, Inc.).

           99.3 Amendment No. 1 to the Stockholders Agreement, dated as of July 15, 1999, among the Issuer, William S.
                           Levine, Arturo R. Moreno, Carole D. Moreno, Levine
                           Investments Limited Partnership and BRN Properties
                           Limited Partnership (Incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement
                           No. 333-88363 on Form S-4 filed on October 4, 1999).

           99.4 Form of Registration Rights Agreement (Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K, dated June 3, 1999, of Outdoor Systems,
                           Inc.).

           99.5 Trust Agreement, dated as of December 6, 1999, by and among Infinity Broadcasting Corporation, UBS Trust
                           Company, Arturo R. Moreno and William S. Levine
                           (Incorporated by reference to Exhibit 99.2 to Schedule 13D filed by William S. Levine with the
                           Commission on December 17, 1999).